Exhibit 99.1

Date: February 9, 2024	324 – 8th Avenue SW, 8th Floor Calgary AB, T2P 2Z2 www.computershare.com

To:	All Canadian Securities Regulatory Authorities

New York Stock Exchange

Securities and Exchange Commission

Subject: TELUS Corporation

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	March 11, 2024
Record Date for Voting (if applicable):	March 11, 2024
Beneficial Ownership Determination Date:	March 11, 2024
Meeting Date:	May 09, 2024

Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON/ORDINAIRES CAN	87971M103	CA87971M1032
COMMON/ORDINAIRES NON-CAN	87971M996	CA87971M9969

Sincerely,

Computershare

Agent for TELUS Corporation